FULBRIGHT
&Jaworski L.L.P.
Attorneys at Law

666 Fifth Avenue, 31st Floor • New York, New York 10103-3198
• Main: 212 318 3000 • Facsimile: 212 318 3400

August 31, 2012

BY E-MAIL

Louis Rambo
U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re: MRV Communications, Inc.

Dear Mr. Rambo:

On behalf of MRV Communications, Inc. (the "Company") I attach the following:

1.   The Company's SEC comment response letter filed via EDGAR on August 30, 2012.
2.   The Company's proposed changed pages to the Company's preliminary proxy statement on Schedule 14A filed on August 9, 2012 to address the Commission's comments pertaining to (i) the Alcadon Deltaco transaction and (ii) the updating requirements of Rule 11-02 of Regulation S-X.

If you have any questions or comments please feel free to contact Steven Suzzan at 212-318-3092.

Very truly yours,

Wendy Phillips

Wendy Phillips

cc: Steven Suzzan

52229061.1

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES • MINNEAPOLIS
MUNICH • NEW YORK • PITTSBURGH-SOUTHPOINTE • RIYADH • SAN ANTONIO • ST LOUIS • WASHINGTON DC
www.fulbright.com

MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, CA 91311

August 30, 2012

U.S. Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

BY EDGAR

FOR ATTENTION: RUSSELL MANCUSO, BRANCH CHIEF
DIVISION OF CORPORATION FINANCE

Ladies and Gentlemen:

Reference is made to the comment letter dated August 27, 2012 in respect of MRV Communications, Inc.'s (the "Company") Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") filed on August 9, 2012 (File No. 001-11174) from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission"). Set forth below in detail are the responses to the Staff's comments, which have been provided in each case following the text of the comment in the Staff letter:

Summary Term Sheet with Respect to Proposed Sale of Alcadon, page 7

1. *We note your disclosure that you have not yet entered into a definitive agreement for the sale of Alcadon to Deltaco, and that the terms presented in your preliminary proxy statement are subject to negotiation. Please tell us how you determined that it is appropriate to submit this proposal to shareholders prior to entering into a definitive agreement, explaining in detail how you determined that the disclosure in your document provides adequate information for shareholders to make an informed voting decision. In your response, please address the adequacy of your disclosure regarding the specific terms of the proposed transaction, including the purchase price, representations and warranties, and the material terms of the escrow agreement. Also, provide us your analysis of whether you would be required to resolicit proxies if the terms of the transaction were to change. Cite all authority upon which you rely.*

Response. The Company wishes to advise the Staff that we are in the process of finalizing the stock purchase agreement with Deltaco. The Company proposes to modify the relevant disclosure in the Proxy Statement relating to the sale of Alcadon to Deltaco to reflect the current terms of the draft agreement. The Company believes that it is appropriate to submit the proposal to stockholders prior to entering into a definitive agreement as the Company does not anticipate that the ultimate definitive agreement will contain terms that differ materially from the terms described in the Proxy Statement. Specifically, we do not anticipate that the final terms relating to the purchase price, the representations and warranties and the terms of the escrow agreement as we describe such terms in the Proxy Statement, will differ materially from the related terms in the definitive agreement.

Section 271 of the General Corporation Law of the State of Delaware,[1] which governs sales of all or substantially all of a corporation's assets, permits corporations to solicit and obtain stockholder approval of the sale in advance of board approval of the definitive terms of a specific transaction.[2] Section 271 therefore differs from the General Corporation Law provision regarding mergers, which expressly requires directors to approve a specific agreement prior to stockholder action.[3]

In *Clarke Memorial College v. Monaghan Land Co.*, the Delaware Court of Chancery upheld a stockholder resolution authorizing the directors of a corporation to sell all real estate held by the corporation upon such terms and conditions as the directors deemed in the best interest of the corporation and its stockholders, subject only to the requirement that the corporation receive not less than a specified minimum amount as a result of the transaction.[4] The Court explained that while Section 271 requires stockholders to receive at least 20 days' notice of a proposed sale, the statute does not require that stockholders receive notice of, or approve, the precise terms of the proposed sale.[5]

In 1990, the Court of Chancery considered a challenge to an asset sale in *Russell v. Morris*.[6] The Court affirmed that the stockholders of a Delaware corporation may approve a sale of assets pursuant to Section 271 in advance of board approval of a specific deal, subject only to the limitation that stockholders must approve the basic financial parameters of the prospective transaction.[7] The Court in *Russell* ultimately concluded that the asset sale was invalid because, among other things, stockholders approved only "general guidelines" for the asset sale rather than financial parameters.[8]

In light of this authority, we determined that it was appropriate to submit a proposal regarding the sale of Alcadon to stockholders prior to entering into a definitive agreement with Deltaco. In particular, the Letter of Intent, attached as Annex D to our Proxy Statement, goes far beyond outlining "general guidelines," and provides stockholders with the information necessary to understand and approve financial parameters for the sale of Alcadon, as required by *Russell*. Further, since the date of filing the preliminary

---

[1] 8 *Del C.* § 271. The discussion regarding Delaware law herein is based on advice from Richards, Layton & Finger, P.A., the Company's special Delaware law counsel.

[2] *See* 2 David A. Drexler et al, *Delaware Corporation Law and Practice* § 37.02, at 37-3 (2004 Supp. 2011).

[3] *See* 1 R. Franklin Balotti & Jesse A. Finkelstein, *The Delaware Law of Corporations and Business Organizations* § 10.3, at 10-15 n.45 (3d ed. 1998 Supp. 2012).

[4] 257 A.2d 234, 237 (Del. Ch. 1969).

[5] *Id.* at 240.

[6] 1990 WL 15618 (Del. Ch. Feb. 14, 1990).

[7] *Id.* at *4 n.1; *see also* 2 Edward P. Welch et al., *Folk on the Delaware General Corporation Law* § 271.3.5, at GCL-X-19 (5th ed. 2006 Supp. 2012). *Clarke* teaches that such parameters need not be elaborate; there the stockholder approved only a minimum price of $2.4 million for the transaction. 257 A.2d at 237.

[8] *Russell*, 1990 WL 15618, at *5.

Proxy Statement, we have progressed in our discussions with Deltaco, and are able to provide further information in the disclosure related to that proposed transaction.

If the terms of the transaction change to the extent that the disclosure previously provided to stockholders is materially misleading, or if the waiver of any material condition to the consummation of the transaction renders such previously provided disclosure materially misleading, the Company will re-solicit proxies.

<u>Pro Forma Financial Statements, page 66</u>

2. *Please revise your filing to comply with the updating requirements of Rule 11-02 of Regulation S-X.*

   Response: The Company acknowledges the Staff's comments and confirms that it will comply with the updating requirements of Rule 11-02 of Regulation S-X.

<p align="center">***</p>

We will provide Mr. Louis Rambo with our proposed modifications to the Proxy Statement, in response to your comments. We will also file a definitive proxy statement on Schedule 14A upon acceptance of our proposed changes.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company's responses or would like to discuss any of its views further, please feel free to contact me at (818) 773-0900 ext. 276 or contact Steven Suzzan of Fulbright & Jaworski L.L.P. at (212) 318-3092.

Yours faithfully,



Vice President, General Counsel and Secretary
MRV Communications, Inc.

cc: Steven Suzzan
       Louis Rambo

SUMMARY TERM SHEET WITH RESPECT TO PROPOSED SALE OF ALCADON

This summary highlights selected information from this proxy statement and may not contain all of the information that is important to you. To understand the requested authorization for the sale of Alcadon fully, you should read carefully this entire proxy statement and the documents to which we refer. The letter of intent is attached as Annex D to this proxy statement and is incorporated herein by reference. We encourage you to read it. For a more detailed description of the requested authorization for the sale of Alcadon, please refer to Proposal No. 3 "Approval of the Sale of Alcadon" beginning on page 48.

The Sale

The letter of intent provides that, subject to the terms and conditions of a definitive purchase agreement, Deltaco AB (publ) ("Deltaco") will purchase from the Company all of the shares of Alcadon free and clear of all encumbrances, on a cash-free, debt-free basis. Alcadon is a wholly-owned subsidiary of the Company and is a Swedish supplier of a wide range of optical communication equipment and passive products (both copper and fiber) from leading global manufacturers, test instruments and tools, technical support and training serving the Scandinavian market. The acquisition is expected to be structured as a stock purchase by a Swedish corporation directly owned by Deltaco. The proposed purchase price set forth in the letter of intent is $6.5 million plus Net Cash. "Net Cash" means Alcadon's cash and cash equivalents minus Alcadon's bank debt and other financial debt. Accordingly, the final purchase price payable to the Company will be dependent on the Company's Net Cash which would be calculated as of September 30, 2012.

The Letter of Intent

The letter of intent is attached as Annex D to this proxy statement. There can be no assurance that the Company will successfully negotiate a definitive agreement with Deltaco and the proposed transaction as set forth in the terms in the letter of intent may not occur. The parties to the letter of intent may enter into a definitive agreement that contains different terms than the terms identified below. Stockholders are being asked to vote on the proposed sale of Alcadon and the terms of the sale may differ from the terms discussed herein.

Company's Reasons for the Sale

After careful consideration, the Board of Directors approved the letter of intent, which included a binding exclusivity provision, and believes that completing a sale pursuant to the terms included in the letter of intent would be in the best interests of the Company and its stockholders. The Board of Directors recommends that Company stockholders vote FOR the approval of the proposed sale of Alcadon per the terms described in the letter of intent.

In reaching its decision to approve the letter of intent, the Board of Directors consulted with the Company's management and the Company's financial and legal advisors and considered a number of strategic, financial and other considerations referred to under "—Company's Reasons for the Sale" on page 48.

Material Terms to be included in the Stock Purchase Agreement

We anticipate that the final stock purchase agreement between Deltaco and the Company will have the following terms:

The Company's conduct

The Company would agree that from the date of the stock purchase agreement to the date of the closing, the following conditions, amongst other conditions, must be satisfied, except to the extent Deltaco may otherwise consent in writing:

- Each party would, as promptly as practicable, take all commercially reasonable steps necessary or desirable to obtain all consents, approvals or actions of, make all filings with, and give all notices to, any person or entity required of Deltaco, the Company, Alcadon or any subsidiary, as the case may be, to consummate the transactions contemplated by the agreement;

- The Company would call a stockholder meeting to approve the transaction;

- The Company would provide access to information by Deltaco and Deltaco's financing sources;

- The Company would not take, nor would it permit Alcadon or its subsidiaries or any affiliate of the Company to take, directly or indirectly, any action to solicit, encourage, receive, negotiate, assist or otherwise facilitate any offer or inquiry from any person concerning an acquisition proposal;

- Generally, the Company would cause Alcadon and its subsidiaries to conduct business only in the ordinary course consistent with past practice;

- Except as otherwise provided, the Company would use commercially reasonable efforts to obtain from each member of the board of directors of Alcadon and its subsidiaries a letter of resignation;

- Except as otherwise provided, all indebtedness and other liabilities under contracts or otherwise between the Company, any officer, director or affiliate (other than Alcadon or any subsidiary) of the Company, on the one hand, and Alcadon and its subsidiaries, on the other, would be paid in full, and the Company would terminate and would cause any such officer, director or affiliate to terminate each contract with Alcadon or any subsidiary; and

- No rights of whatever nature related to the use of the name "Alcadon" would be retained by the Company after the closing.

7

Deltaco's conduct

Deltaco would comply with the following conditions, except to the extent the Company may otherwise consent in writing:

- No rights of whatever nature related to the use of the name "MRV" would be retained by Deltaco or Alcadon or any subsidiary; and

- Deltaco would use its best efforts to provide reasonable access to the Company to certain information after the closing.

Termination

The stock purchase agreement is not expected to be terminated (i) before the closing by mutual written agreement of the Company and Deltaco, (ii) by the Company and Deltaco before the closing in the event (x) of a material breach by the non-terminating party of its covenants contained in the agreement, if such non-terminating party fails to cure such breach within five business days following notification thereof by the terminating party or (y) upon notification of the non-terminating party by the terminating party that the satisfaction of any condition to the terminating party's obligations under the agreement becomes impossible or impracticable with the use of commercially reasonable efforts if the failure of such condition to be satisfied is not caused by a breach by the terminating party, (iii) at any time by the Company or Deltaco after the Annual Meeting has been held and the stockholder approval has not been obtained or (iv) at any time after October 31, 2012 by the Company or Deltaco upon notification of the non-terminating party by the terminating party if the closing has not occurred on or before such date and such failure to consummate the transaction is not caused by a breach of the agreement by the terminating party.

Expense Reimbursement

If the parties enter into the anticipated stock purchase agreement, and Deltaco or the Company exercises its right to terminate the stock purchase agreement because Company stockholder approval has not been obtained, the Company will promptly pay to Deltaco $250,000 as a non- accountable expense reimbursement by wire transfer of immediately available funds to an account designated by Deltaco.

Indemnification

Under the anticipated stock purchase agreement, the Company would indemnify Deltaco for any losses suffered, incurred or sustained by it or Alcadon or any subsidiary resulting from, arising out of or relating to any breach of warranty it makes pursuant to the representations section of the agreement or non-fulfillment of or failure to perform any covenant on the part of the Company contained in the agreement.

Deltaco would indemnify the Company for any losses suffered, incurred or sustained by the Company resulting from, arising out of or relating to any breach of warranty or non-fulfillment of or failure to perform any covenant or agreement on the part of Deltaco contained in the agreement or any document delivered thereunder.

The stock purchase agreement will establish thresholds and limits for the amounts payable pursuant to indemnification claims.

Escrow Arrangement

At the closing, Deltaco would pay the Escrow Amount to the escrow agent, pursuant to the terms of the stock purchase agreement and the escrow agreement to be entered into by the Company, Deltaco and the escrow agent. "Escrow Amount" is expected to be 10% of the estimated purchase price, and would be released to the Company (subject to any pending claims thereon) no later than December 31, 2012.

Regulatory Approvals

The Company is not aware of any material governmental or regulatory approval required for the sale of Alcadon.

8

APPROVAL OF THE SALE OF ALCADON
(Proposal No. 3)

General

On July 20, 2011, the Company executed a letter of intent with Deltaco for purposes of completing the sale of Alcadon. Alcadon is a wholly-owned subsidiary of the Company and is a Swedish supplier of a wide range of optical communication equipment and passive products (both copper and fiber) from leading global manufacturers, test instruments and tools, technical support and training serving the Scandinavian market. The letter of intent provides that, subject to the terms and conditions of the definitive purchase agreement, Deltaco will purchase from the Company all of the shares of Alcadon, free and clear of all encumbrances, on a cash-free, debt-free basis. The letter of intent is attached as Annex D to this proxy statement. We encourage you to read the letter of intent in its entirety.

The parties to the proposed sale of Alcadon are:

Deltaco AB (Publ),
Alfred Nobels Allé 109
146 48 Tullinge
Sweden
Tel: 46-8-555-762-00

MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, CA 91311
Tel: (818) 773-0900

Background of the Sale

Historically, from time to time, our Board of Directors has reviewed the Company's various business units and the Company as a whole and assessed, among other things, the performance, prospects and strategic direction of those units and the Company as a whole.

In a current report on Form 8-K filed on September 2, 2011, the Company announced that it was exploring strategic alternatives with respect to its OCS division and CES, its Swiss subsidiary in the aerospace and defense industry. The Company engaged Oppenheimer & Co. Inc. as a financial advisor in connection with OCS, and Headwaters BD, LLC for CES.

In a current report on Form 8-K filed on February 8, 2012, the Company announced that it had expanded the engagement of Oppenheimer & Co. Inc. as its financial advisor, to include a review of the strategic alternatives for all of the Company, including the OCS division, the European Network Integration subsidiaries (including Alcadon) and the assets and liabilities of the parent company.

In the first week of March 2012, Pierre Fhors, the chief executive officer of Alcadon, met with Deltaco AB ("Deltaco"), a supplier and distributor of IT products in the Nordic region of Europe, and introduced the Deltaco representatives to the Company's management shortly thereafter.

On March 9, 2012, Kenneth Traub, the Company's Chairman of the Board of Directors, and Barry Gorsun, the Company's Chief Executive Officer, met with Alcadon management as well as potential financial advisors in Sweden and representatives from Deltaco. Mr. Traub and Mr. Gorsun reviewed the Company's plans with Deltaco and solicited an offer from Deltaco at that time.

In April 2012, Alcadon became aware that it would be losing its largest customer of OCS products. Following that event, the Board determined that Alcadon's remaining business was not sufficiently related to the Company's core business, and decided to accept proposals to sell Alcadon. On April 13, 2012, Deltaco provided their first proposed letter of intent with a purchase price of $6 million for the equity of Alcadon, consisting of their estimated enterprise value of $4 million in cash and a return of $2 million in estimated net cash. The Company's management continued discussions with Deltaco over the next few months, and Deltaco conducted preliminary due diligence on Alcadon.

On June 14, 2012, Messrs. Gorsun and Traub met with Deltaco representatives a second time to discuss a potential sale of Alcadon. During the remainder of June, the parties continued to discuss a potential transaction, and on June 29, 2012, Deltaco provided the Company with an initial draft of a non-binding letter of intent reflecting the terms of a potential transaction, including a purchase price for Alcadon equal to $6.5 million, on a cash-free debt-free basis. In July 2012, the Company's management and Fulbright & Jaworski L.L.P., U.S. counsel to the Company, with input from Swedish counsel, negotiated the letter of intent with representatives of Deltaco and Advokatfirman Lindahl KB, Deltaco's counsel. The parties negotiated a draft of the letter of intent substantially in final form, and on July 20, 2012, the Company executed Deltaco's letter of intent following the review and approval of members of the Board.

On August 1, 2012, the Board met with management and Fulbright & Jaworski and reviewed the terms of the proposed sale of Alcadon. Following these discussions, and review and discussion among the members of the Board, including consideration of the factors under the section entitled "—Company's Reasons for the Sale," the Board unanimously determined that the transactions contemplated by the letter of intent and related transactions and agreements are advisable and in the best interests of the Company, and the directors voted unanimously to approve the transaction, and instructed management to negotiate definitive agreements with Deltaco consistent with the terms of the letter of intent, and to recommend that the MRV stockholders vote in favor of the transaction.

Company's Reasons for the Sale

The Board determined that the sale of Alcadon is in the best interests of the Company, based on a number of factors including the following:

- The opportunity that the sale would secure the possibility of additional capital return to the Company's stockholders, as described further below;

Cumulative Marked Proof: From Cycle 4.0 to 10.0

Merrill Corporation 12-16981-3 Fri Aug 31 22:45:19 2012 (V 2.4m-2-P66748CBE)   Chksum: 211614 Cycle 10.0
DEFM14A   MRV Communications Inc. - (Annual Meeting)
105924   c:\ims\105924\12-16981-3\task5533734\16981-3-BA-19.pdf   EDGAR :Redline:On   Doc 1 Page 55.1

- The price to be received by the Company for Alcadon;

- Alcadon's position in the industry relative to a number of larger competitors with greater financial and other resources;

- Management's belief that retention of Alcadon by the Company would require a substantial investment by the Company in Alcadon in order for it to match the size and geographic scope of many of its competitors; and

The Board also considered a number of potentially countervailing factors in its deliberations concerning the proposed sale of Alcadon, including the following:

48

- The possibility that the sale might not be completed as a result of, among other matters, the failure of the Company's stockholders to authorize the sale or of Deltaco to secure the required debt financing for its proposed purchase of Alcadon, and the effect the termination of the transaction may have on Alcadon and its business, operating results and prospects;

- The possibility that Deltaco may, as a result of its right to conduct additional due diligence, determine not to proceed with the transaction.

Letter of intent

Below are the material provisions of the letter of intent. There can be no assurance that the Company will successfully negotiate a definitive agreement with Deltaco and the proposed transaction as set forth in the terms in the letter of intent may not occur. The parties have not begun negotiating a definitive agreement with respect to the sale. The parties to the letter of intent may enter into a definitive agreement that contains different terms than the terms identified below. Stockholders are being asked to vote on the proposed sale of Alcadon and the terms of the sale may differ from the terms discussed herein. The summary below may not contain all of the information about the letter of intent and sale of Alcadon that is important to you. The following summary is qualified by reference to the complete text of the letter of intent, which is attached as Annex D to this proxy statement and incorporated by reference herein. You are urged to read the full text of the letter of intent.

The Sale

The letter of intent provides that, subject to a definitive purchase agreement, Deltaco will purchase from the Company all of the shares of Alcadon free and clear of all encumbrances, on a cash-free, debt-free basis. The acquisition is expected to be structured as a stock purchase by a Swedish corporation directly owned by Deltaco. The purchase price for the shares is currently expected to be $6.5 million plus Net Cash. "Net Cash" means Alcadon's cash and cash equivalents minus Alcadon's bank debt and other financial debt. By way of example, if Alcadon has Net Cash as of the closing of $2 million, the total purchase price payable at consummation of the sale will be $8.5 million. Alcadon will provide a good faith estimate of Net Cash as of the date of closing (which amount is not expected to materially deviate from a target to be specified in the purchase agreement), which shall serve as the basis for the calculation of the purchase price payable at closing; such amount shall be subject to a post-closing 'true-up' procedure. Accordingly, the final purchase price payable to the Company will be dependent on the Company's Net Cash which would be calculated as of September 30, 2012. The purchase price will be payable in cash at the closing, subject to an escrow arrangement.

Material Terms to be Included in the Stock Purchase Agreement

We anticipate that the final stock purchase agreement will have the following terms:

The Company's conduct. The Company would agree that from the date of the stock purchase agreement to the date of the closing, the following conditions, amongst other conditions, must be satisfied, except to the extent Deltaco may otherwise consent in writing:

- Each party would as promptly as practicable, take all commercially reasonable steps necessary or desirable to obtain all consents, approvals or actions of, make all filings with and give all notices to, any person or entity required of Deltaco, the Company, Alcadon or any subsidiary, as the case may be, to consummate the transactions contemplated by the agreement;

- The Company would call a stockholder meeting to approve the transaction;

- The Company would provide access to information by Deltaco and Deltaco's financing sources;

- The Company would not take, nor would it permit Alcadon or its subsidiaries or any affiliate of the Company to take, directly or indirectly, any action to solicit, encourage, receive, negotiate, assist or otherwise facilitate any offer or inquiry from any person concerning an acquisition proposal;

- Generally, the Company would cause Alcadon and its subsidiaries to conduct business only in the ordinary course consistent with past practice;

- Except as otherwise provided, the Company would use commercially reasonable efforts to obtain from each member of the board of directors of Alcadon and its subsidiaries a letter of resignation;

- Except as otherwise provided, all indebtedness and other liabilities under contracts or otherwise between the Company, any officer, director or affiliate (other than Alcadon or any subsidiary) of the Company, on the one hand, and Alcadon and its subsidiaries, on the other, would be paid in full, and the Company would terminate and would cause any such officer, director or affiliate to terminate each contract with Alcadon or any subsidiary; and

- No rights of whatever nature related to the use of the name "Alcadon" would be retained by the Company after the closing.

49

Deltaco's conduct. Deltaco would comply with the following conditions, except to the extent the Company would otherwise consent in writing:

- No rights of whatever nature related to the use of the name "MRV" would be retained by Deltaco or Alcadon or any subsidiary; and

- Deltaco would use best efforts to provide reasonable access to the Company to certain information after the closing.

Conditions to Closing. The obligations of Deltaco and the Company to consummate the transaction would be subject to the satisfaction or waiver, as the case may be, on or prior to the closing date, of the following conditions:

- All necessary authorizations, consents, orders or approvals of, or declarations or filings with, or imposed by, any governmental entity would be obtained or made;

- No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, judgment, injunction, decree or other order that is in effect and restrains, enjoins or otherwise prohibits the transaction; and

- The Company's stockholder approval has been obtained.

The obligations of Deltaco to consummate the transaction would be subject to the satisfaction or waiver by Deltaco, as the case may be, on or prior to the closing date, of the following conditions:

- The Company has performed in all material respects all obligations required to be performed by it under the stock purchase agreement;

- The estimated net cash statement has been delivered to Deltaco;

- Continued employment of certain key employees, or a substantial portion of key employees, to be determined, of Alcadon and its subsidiaries;

- The escrow agreement has been executed by the Company; and

- The Company's delivery of a certificate certifying the conditions above.

The obligations of the Company to consummate the transaction would be subject to the satisfaction or waiver by the Company, as the case may be, on or prior to the closing date, of the following conditions:

- Deltaco has performed all obligations required to be performed by it under the stock purchase agreement;

- The escrow agreement has been executed by Deltaco; and

- Deltaco's delivery of a certificate certifying the conditions above.

Representations and Warranties. The Company would make certain representations and warranties to Deltaco regarding, among other things:

- The organization and good standing of the Company;

- The Company's authority to execute and deliver the agreement and to consummate the transaction;

- The Company's execution of the agreement will not result in (i) a breach or violation of the organizational documents of the Company or Alcadon or any subsidiary of Alcadon, (ii) a breach or violation or the acceleration of any obligations or creation of a lien on the assets of the Company or Alcadon or any subsidiary of Alcadon, (iii) conflict with, breach or violate any law applicable to the Company or Alcadon or any subsidiary of Alcadon (except in the case for matters that would not have a material adverse effect (for the matters referred to in (ii) and (iii) above));

- The Company's ownership of the shares; and

- Brokers and finders.

50

The Company would make certain representations and warranties to Deltaco regarding Alcadon and its subsidiaries, with respect to, among other things:

- The organization, good standing and qualification of Alcadon;
- The capitalization of Alcadon;
- The ownership of Alcadon's subsidiaries' shares by Alcadon;
- The organization, good standing and qualification of Alcadon's subsidiaries;
- The capitalization of Alcadon's subsidiaries;
- Governmental filings and certain contracts;
- Financial statements and undisclosed liabilities;
- Guarantees and commitments;
- Absence of certain changes;
- Litigation matters;
- Employees and directors matters;
- Compliance with laws; permits matters;
- Tax matters;
- Real property matters;
- Intellectual property matters;
- Matters related to material contracts;
- Inventory matters;
- Affiliate transaction matters; and
- Insurance matters.

Deltaco would make certain representations and warranties to the Company regarding, among other things:

- Deltaco's organization of good standing;
- Deltaco's authority to execute and deliver the stock purchase agreement and to consummate the transaction;
- Absence of notices, reports, filings or other approvals to be obtained from any governmental entity in connection with the transaction;
- Deltaco's execution of the agreement would not result in (i) a breach or violation of the organizational documents of Deltaco, (ii) a breach or violation or the acceleration of any obligations or creation of a lien on the assets of Deltaco, (iii) conflict with, breach or violate any law applicable to Deltaco (except in the case for matters that would not, individually or in the aggregate, reasonably be likely to prevent the ability of Deltaco to consummate the transaction (for the matters referred to in (ii) and (iii) above);
- Deltaco has sufficient funds to consummate the transaction; and
- Deltaco has conducted an independent investigation in connection with the transaction.

51

Non-Competition. The Company would agree that it would not, on its own account or for any other person, directly or indirectly, within a period to be determined, but only as the following relate to Denmark, Finland, Norway and Sweden: (i) solicit, induce or attempt to induce any employee to leave the employ of Alcadon or any subsidiary of Alcadon, (ii) hire or assist in hiring any employee to become an employee of a person that the Company controls or to work for any business that competes with Alcadon or any subsidiary of Alcadon, (iii) interfere with or entice away any person who is or has been a customer, supplier or business partner of Alcadon or any subsidiary of Alcadon, (iv) in any way interfere with the relationships between Alcadon and any of its subsidiaries and their employees, suppliers, customers, business partners and/or consultants; or (v) carry out, directly or indirectly, any activity or be engaged, concerned or interested or become a shareholder (except as shareholder of a listed company with 5% or less interest in such listed company) of, a person or other business that is active in the business field.

MRV Communications – Boston Division, Inc.'s conduct of its business as conducted as of the date of the agreement, including its business relationship with the Alcadon, would not be a violation of the non-competition provisions in the agreement.

Assignment. No party would be able to assign, delegate or otherwise transfer any of its rights or obligations under the agreement without the prior written consent of the other party; provided, however, that Deltaco would be able to assign its rights to one of its affiliates.

Termination. The stock purchase agreement is not expected to be terminated (i) before the closing by mutual written agreement of the Company and Deltaco, (ii) by the Company and Deltaco before the closing in the event (x) of a material breach by the non-terminating party of its covenants contained in the agreement, if such non-terminating party fails to cure such breach within five business days following notification thereof by the terminating party or (y) upon notification of the non-terminating party by the terminating party that the satisfaction of any condition to the terminating party's obligations under the agreement becomes impossible or impracticable with the use of commercially reasonable efforts if the failure of such condition to be satisfied is not caused by a breach by the terminating party; (iii) at any time by the Company or Deltaco after the Annual Meeting has been held and the stockholder approval has not been obtained or (iv) at any time after October 31, 2012 by the Company or Deltaco upon notification of the non-terminating party by the terminating party if the closing has not occurred on or before such date and such failure to consummate the transaction is not caused by a breach of the agreement by the terminating party.

Expense Reimbursement. If the parties enter into the anticipated stock purchase agreement, and Deltaco or the Company exercises its right to terminate the stock purchase agreement because Company stockholder approval has not been obtained, the Company will promptly pay to Deltaco $250,000 as a non-accountable expense reimbursement by wire transfer of immediately available funds to an account designated by Deltaco.

Indemnification. Under the anticipated stock purchase agreement, the Company would indemnify Deltaco for any losses suffered, incurred or sustained by it or Alcadon or any subsidiary resulting from, arising out of or relating to any breach of warranty it makes pursuant to the representations section of the agreement or non-fulfillment of or failure to perform any covenant on the part of the Company contained in the agreement.

Deltaco would indemnify the Company for any losses suffered, incurred or sustained by the Company resulting from, arising out of or relating to any breach of warranty or non-fulfillment of or failure to perform any covenant or agreement on the part of Deltaco contained in the agreement or any document delivered thereunder.

The stock purchase agreement will establish thresholds and limits for the amounts payable pursuant to indemnification claims.

Escrow Arrangement. At the closing, Deltaco would pay the Escrow Amount to the escrow agent, pursuant to the terms of the stock purchase agreement and the escrow agreement to be entered into by the Company, Deltaco and the escrow agent. "Escrow Amount" is expected to be 10% of the estimated purchase price, and would be released to the Company (subject to any pending claims thereon) no later than December 31, 2012.

Governing Law. The stock purchase agreement would be governed by Swedish law without regard to conflict of law principles thereof. Any dispute, controversy or claim arising out of or in connection with the agreement, or the breach, termination or invalidity thereof, would be finally settled by arbitration administered by the Arbitration Institute of the Stockholm Chamber of Commerce. The place of arbitration would be Stockholm.

52

For a discussion of the pro forma financial information for the sale of Alcadon , see "—Pro Forma Financial Statements." In addition, the Company's Annual Report on Form 10-K for the year ended December 31, 2011 is being mailed to stockholders together with this proxy statement, containing financial data of the Company.

Required Vote of Stockholders

For approval of the sale of Alcadon, an affirmative vote of the holders of a majority in voting power of the shares of Common Stock represented in person or represented by proxy and entitled to vote on the item will be required for approval. A properly executed proxy marked "ABSTAIN" with respect to proposal 3 will have the effect of a negative vote.

Board of Directors' Recommendation

On August 1, 2012, the Board, by a unanimous vote, approved of the sale of Alcadon and deemed the sale to be in the best interests of the Company, and authorized the Company to submit the sale of Alcadon to the stockholders of the Company for authorization.

The Board of Directors recommends that the stockholders vote "FOR" the approval of the sale of Alcadon.

53

MRV Communications, Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations and Consolidated Balance Sheet

The following presents our unaudited pro forma statements of operations for the fiscal years ended December 31, 2011, 2010 and 2009 and six months ended June 30, 2012 and 2011 and our unaudited pro forma balance sheet as of June 30, 2012. The pro forma statements of operations give effect to (i) the sale of Alcadon, (ii) the sale of Interdata (collectively, the "Sale Proposals") and (iii) the combined effect of the Sale Proposals. These financial statements should be read together with the Notes provided thereto.

The unaudited pro forma financial information is for informational purposes only and does not purport to present what our results would actually have been had these transactions actually occurred on the dates presented or to project our results of operations or financial position for any future period. The information set forth below should be read together with (i) MRV's unaudited consolidated financial statements as of June 30, 2012 and 2011 included in MRV's Quarterly Report filed with the SEC on Form 10-Q for the quarter ended June 30, 2012, and (ii) MRV's audited consolidated financial statements for each of the years in the three-year period ended December 31, 2011, included in MRV's Annual Report filed with the SEC on Form 10-K for the year ended December 31, 2011.

69

Merrill Corporation 12-16981-3 Wed Aug 29 23:03:58 2012 (V 2.4m-2-P66747CBE) Chksum: 388571 Cycle 10.0
DEFM14A MRV Communications Inc. - (Annual Meeting)
107532 c:\jms\107532\12-16981-3\task5528832\16981-3-BA-28.pdf EDGAR ;Redline:On Doc 1 Page 77

MRV Communications, Inc.

Index

F-1

MRV Communications, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2009

(In thousands, except share data)	Year Ended December 31, 2009 (1)	Alcadon (a)	Interdata (b)	Combined (c)	Company Pro Forma (2) Without Alcadon (d)	Without Interdata (e)	Without Alcadon and Interdata (f)
Revenue							
Product revenue	$ 159,164	$ (20,889)	$ (21,754)	$ (41,643)	$ 138,275	$ 137,410	$ 116,521
Service revenue	44,224	(814)	(9,496)	(10,310)	43,410	34,728	33,914
Total revenue	203,388	(21,703)	(31,250)	(52,953)	183,916	176,336	156,864
Cost of goods sold	123,495	(13,365)	(17,349)	(30,714)	113,295	110,344	99,144
Gross profit	79,893	(8,338)	(13,901)	(22,239)	71,621	65,992	57,720
Operating costs and expenses							
Product development and engineering	16,154	-	-	-	16,154	16,154	16,154
Selling, general, and administrative	70,152	(7,857)	(10,461)	(17,519)	63,094	59,689	52,632
Total operating costs and expenses	86,306	(7,857)	(10,462)	(17,519)	79,247	75,842	68,785
Operating income (loss)	(6,413)	(481)	(3,439)	(4,720)	(7,627)	(9,850)	(11,066)
Interest income (expense)	(1,393)	25	28	53	(1,268)	(1,265)	(1,240)
Other income (expense), net	24,958	(72)	(57)	(129)	24,786	24,801	24,729
Income (loss) before taxes	17,154	(528)	(3,468)	(4,796)	15,891	13,686	12,423
Provision (benefit) for income taxes	3,660	(332)	(1,144)	(1,476)	3,328	2,515	2,183
Income (Loss) from continuing operations	$ 13,494	$ (196)	$ (2,324)	$ (3,318)	$ 12,564	$ 11,170	$ 10,240
Earnings per share							
Basic	$ 0.09				$ 0.08	$ 0.07	$ 0.06
Diluted	$ 0.09				$ 0.08	$ 0.07	$ 0.06
Weighted average shares outstanding							
Basic	157,547				157,547	157,547	157,547
Diluted	157,665				157,665	157,665	157,665
Pro forma effect of proposal Number 4, Reverse Stock Split (3)							
Earnings per share							
Basic	$ 1.28				$ 1.28	$ 1.06	$ 0.97
Diluted	$ 1.28						
Weighted average shares outstanding							
Basic	10,503				10,503	10,503	10,503
Diluted	10,511				10,511	10,511	10,511

Cumulative Marked Proof: From Cycle 4.0 to 10.0

MRV Communications, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2010

(In thousands, except share data)

	Year Ended December 31, 2010	Akamba	Interim	Combined	Without Akamba	Comcast Pro Forma Without Interim	Without Akamba and Interim
Revenue							
Product revenue							
Service revenue							
Total revenue							
Cost of goods sold							
Gross profit							
Operating costs and expenses							
Product development and engineering							
Selling, general and administrative							
Total operating costs and expenses							
Operating income (loss)							
Interest income (expense)							
Other income (expense), net							
Income (loss) before income taxes							
Provision (benefit) for income taxes							
Income (loss) from continuing operations							
Earnings per share							
Basic							
Diluted							
Weighted average shares outstanding							
Basic							
Diluted							
Pro forma giving effect to proposed Number 1 Reverse Stock Split [1]							
Earnings per share							
Basic							
Diluted							
Weighted average shares outstanding							

10.505
10.562

10.505
10.562

10.505
10.562

F-3

10.505
10.562

Basic
Diluted

Cumulative Marked Proof: From Cycle 4.0 to 10.0

MRV Communications, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2011

(In thousands, except share data)	Year Ended December 31, 2011 (1)	Alcatel (2)	Interim (3)	Combined (4)	Without Alcatel (5)	Without Interim (6)	Without Alcatel and Interim (7)
Revenue:							
Product revenue							
Service revenue							
Total revenue							
Cost of revenue and gross profit							
Operating costs and expenses:							
Product development and engineering							
Selling, general and administrative							
Total operating costs and expenses							
Operating income (loss)							
Interest expense (income)							
Other income (expense), net							
Income (loss) before taxes							
Provision (benefit) for income taxes							
Income (loss) from continuing operation							
Income per share							
Basic							
Diluted							
Weighted average common shares:							
Basic							
Diluted							
Pro forma series effects on annual Nasdaq and Boston Stock Exchange:							
Loss per share							
Basic							
Diluted							

Cumulative Marked Proof: From Cycle 4.0 to 10.0

Weighted average shares outstanding							
Basic	10,594				10,594	10,594	10,594
Diluted	10,594				10,594	10,594	10,594

F-4

Cumulative Marked Proof: From Cycle 4.0 to 10.0

MRV Communications, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Six Months Ended June 30, 2012

F-5

MRV Communications, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Six Months Ended June 30, 2011

F-6

MRV Communications, Inc.

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2012

F-7

MRV Communications, Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations and Consolidated Balance Sheet

Note 1. Basis of Presentation

The historical information is derived from the historical financial statements of MRV which are incorporated by reference in the proxy statement. The unaudited pro forma consolidated balance sheet as of June 30, 2012 is presented to illustrate the estimated effects of each of the proposed sales of Alcadon and Interdata and the Sale Proposals combined and other pro forma transactions as if the transactions had occurred on June 30, 2012. The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 and six months ended June 30, 2012 are presented to illustrate the estimated effects of the Sale Proposals and the other pro forma transactions as if the transactions had occurred on January 1st of each year.

Note 2. Pro Forma Adjustments and Assumptions

Unaudited Pro Forma Consolidated Statements of Operations

(a) Reflects the historical operations of Alcadon, including intercompany revenues and cost of goods sold with the Company as shown below. These amounts are included in the Company's unaudited pro forma financial statements based on existing channel partner agreements under the terms of which Alcadon should continue to purchase products from the Company.

(In thousands, except share data)	Revenues*	Cost of Goods Sold**	Gross Margin*
Year Ended December 31, 2009	$2,231	$2,165	$ 66
Year Ended December 31, 2010	$6,689	$6,251	$ 438
Year Ended December 31, 2011	$8,814	$8,111	$ 702
Six Months Ended June 30, 2012	$3,028	$2,709	$ 320
Six Months Ended June 30, 2011	$5,288	$4,460	$ 828

* Revenues and Gross Margin adjusted on Company's pro forma financials
** COGs adjusted on Alcadon's pro forma financials

(b) Reflects the historical operations of Interdata, including intercompany revenues and cost of goods sold with the Company as shown below. These amounts are included in the Company's unaudited pro forma financial statements based on existing channel partner agreements under the terms of which Interdata should continue to purchase products from the Company.

(In thousands, except share data)	Revenues*	Cost of Goods Sold**	Gross Margin*
Year Ended December 31, 2009	$4,198	$4,198	$ 0
Year Ended December 31, 2010	$5,906	$5,906	$ 0
Year Ended December 31, 2011	$6,781	$6,631	$150
Six Months Ended June 30, 2012	$3,394	$3,430	$ (36)
Six Months Ended June 30, 2011	$3,738	$3,616	$ 123

* Revenues and Gross Margin adjusted on Company's pro forma financials
** COGs adjusted on Interdata's pro forma financials

F-8

(c) Reflects the historical operations of both Alcadon and Interdata combined, including intercompany revenues with the Company.

(d) Reflects the Company's historical operations excluding Alcadon's historical operations adjusted for intercompany transactions as noted in (a) above.

(e) Reflects the Company's historical operations excluding Interdata's historical operations adjusted for intercompany transactions as noted in (b) above.

(f) Reflects the Company's historical operations excluding both Alcadon's and Interdata's historical operations adjusted for intercompany transactions as noted in (a) and (b) above.

Unaudited Pro Forma Consolidated Balance Sheet

(g) Adjustment to eliminate the assets and liabilities of Alcadon as of June 30, 2012.

(h) Adjustment to eliminate the assets and liabilities of Interdata as of June 30, 2012.

(i) Adjustment to eliminate the assets and liabilities of Alcadon and Interdata as of June 30, 2012.

(j) Reflects the pro forma adjustment for the sale of Alcadon to Deltaco for $8.5 million less expenses of approximately $0.3 million. Excludes cash dividend to be paid by Alcadon to MRV prior to the closing of the sale for approximately $3.2 million. Also reflects an adjustment to exclude the impact of intercompany profit in inventory. The corresponding offset is in cost of goods sold.

(k) Reflects the pro forma adjustment for the sale of Interdata to HBG for $18.1 million less expenses of approximately $0.8 million. Also reflects an adjustment to exclude the impact of intercompany profit in inventory. The corresponding offset is in cost of goods sold.

(l) Reflects the pro forma adjustment for the sale of both Alcadon and Interdata. Also reflects an adjustment to exclude the impact of intercompany profit in inventory. The corresponding offset is in cost of goods sold.

(m) Reflects the Company's historical balance sheet excluding Alcadon adjusted for the transaction proceeds and $0.3 million in inventory.

(n) Reflects the Company's historical balance sheet excluding Interdata adjusted for the transaction proceeds and $0.2 million in inventory and $0.3 million in goodwill.

(o) Reflects the Company's historical balance sheet excluding Alcadon and Interdata adjusted for the transaction proceeds and $0.5 million in inventory and $0.3 million in goodwill.

Note 3. Pro Forma Illustrating Effect of Proposal Number 4, Reverse Stock Split

The pro forma earnings per share information is derived from the historical financial statements of MRV and the unaudited pro forma condensed consolidated statements of operation for the years ended December 31, 2011, 2010 and 2009 and the six months ended June 30, 2011 and 2012 presented as if Proposal Number 4, Reverse Stock Split, was approved using the 1:15 ratio of new shares to prior shares. The 1:15 ratio is the mid-point of the range 1:10 to 1:20 stipulated in the proposal whereby 15 shares of MRV's Common Stock would be combined, converted and changed into one share of Common Stock after giving effect to the reverse stock split. The calculation of the 1:15 reverse split calculation is given below:

		Year to Date June 30, 2012
Loss from Continuing operations		$ (6,477)
Weighted average shares outstanding	157,744	
Conversion	1:15	
New weighted average shares outstanding		10,516
Loss per share of Common Stock for 1:15		$ (0.62)

F-9